Exhibit 23

Consent of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Macy's, Inc.
Profit Sharing 401(k) Investment Plan:

We consent to the incorporation by reference in the registration statements (No. 333-104017 and 333-133080) on Form S-8 of Macy's, Inc. of our report dated June 25, 2007, with respect to the statements of net assets available for benefits of the Macy's, Inc. Profit Sharing 401(k) Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2006 annual report on Form 11-K of Macy's, Inc. Profit Sharing 401(k) Investment Plan.

/s/ KPMG LLP
Cincinnati, Ohio
June 25, 2007